UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
Rule 13d-2(a)

CHIMERA INVESTMENT CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

16934Q109

(CUSIP Number)

Alan M. Stark, Esq.
411 N. New River Dr. E. # 2201
Fort Lauderdale FL 33301
954-522-4110

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 24, 2014

(Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following
box. [   ]

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 16934Q109

1.	Name of Reporting Person
Leon G. Cooperman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ]
(b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7. Sole Voting Power
Shares	54,259,815
Beneficially	8. Shared Voting Power
Owned by	23,626,905
Each	9. Sole Dispositive Power
Reporting	54,259,815
Person	10. Shared Dispositive Power
With:	23,626,905

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
77,886,720

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]

13.	Percent of Class Represented by Amount in Row (11)
7.6%

14.	Type of Reporting Person (See Instructions)
IN

CUSIP Number 16934Q109

Item 1.  Security and Issuer

    This statement on Schedule 13D (“Schedule 13D”) relates to the common shares, par value $0.01 per share (the “Issuer Common Shares”), of Chimera Investment Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 1211 Avenue of the Americas, Suite 2902, New York, New York, 10036.

Item 2.  Identity and Background

    (a)    The name of the reporting person is Leon G. Cooperman (“Mr. Cooperman”).

    (b)    The address of Mr. Cooperman is 11431 W. Palmetto Park Road, Boca Raton, FL 33428.

    (c)    Mr. Cooperman is the Managing Member of Omega Associates, L.L.C. (“Associates”), a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of limited partnerships organized under the laws of Delaware known as Omega Capital Partners, L.P. (“Capital LP”), Omega Capital Investors, L.P. (“Investors LP”), and Omega Equity Investors, L.P. (“Equity LP”), and also the general partner of Omega Charitable Partnership L.P. (“Charitable LP”), an exempted limited partnership registered in the Cayman Islands, and also the general partner of Omega Credit Opportunities Fund, Ltd. L.P. (”Credit LP”), a limited partnership registered in the Cayman Islands. These entities are private investment firms engaged in the purchase and sale of securities for investment for their own accounts.

    Mr. Cooperman is the President, CEO, and majority stockholder of Omega Advisors, Inc. (“Advisors”), a Delaware corporation, engaged in providing investment management services, and Mr. Cooperman is deemed to control said entity.

    Advisors serves as the investment manager to Omega Overseas Partners, Ltd. (“Overseas”), a Cayman Island exempted company, with a registered address at c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands, British West Indies. Mr. Cooperman has investment discretion over Overseas’ portfolio investments and is deemed to control such investments.

    Advisors serve as a discretionary investment advisor to a limited number of institutional clients (the “Managed Accounts”).  As to the Issuer Common Shares owned by the Managed Accounts, there would be shared power to dispose or to direct the disposition of such Shares because the owners of the Managed Accounts may be deemed beneficial owners of such Issuer Common Shares pursuant to Rule 13d-3 under the Act as a result of their right to terminate the discretionary account within a period of 60 days.

    Mr. Cooperman is the ultimate controlling person of Associates, Capital LP, Investors LP, Equity LP, Charitable LP, Credit LP, Overseas, and Advisors.  The principal business office of Capital LP, Investors LP, Equity LP, Overseas, Charitable LP, Credit LP and Advisors is 810 Seventh Avenue, 33rd floor, New York, New York 10019.

    Mr. Cooperman is married to an individual named Toby Cooperman.  Mr. Cooperman has an adult son named Michael S. Cooperman and a minor grandchild named Asher Silvin Cooperman. The Michael S. Cooperman WRA Trust (the “WRA Trust”), is an irrevocable trust for the benefit of Michael S. Cooperman. Mr. Cooperman has investment authority over Michael S. Cooperman, the UTMA account for Asher Silvin Cooperman, and the WRA Trust accounts.

    Mr. Cooperman is one of the Trustees of The Leon and Toby Cooperman Family Foundation (the “Foundation”), a charitable trust dated December 16, 1981. The other Trustees are family members. The Cooperman Family Fund for a Jewish Future (“Family Fund”) is a Type 1 charitable supporting foundation, and Mr. Cooperman is one of the Trustees of the Family Fund.

    (d)    During the past five years Mr. Cooperman was not convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e)    During the past five years, Mr. Cooperman was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP Number 16934Q109

    (f)    Mr. Cooperman is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Cooperman acquired the Issuer Common Shares he beneficially owns through open market purchases.  The source of funds for all purchases was working capital.

Item 4.  Purpose of Transaction

Mr. Cooperman has acquired Issuer Common Shares for investment purposes.  Mr. Cooperman intends from time to time to review his investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for Issuer Common Shares in particular, as well as other developments and other investment opportunities.  Based upon such review, Mr. Cooperman may take such actions in the future as he deems appropriate in light of the circumstances existing from time to time, which may include further acquisitions of Issuer Common Shares or disposal of some or all of the Issuer Common Shares currently owned by Mr. Cooperman or otherwise acquired by Mr. Cooperman, either in the open market or in privately negotiated transactions.

Mr. Cooperman has engaged in communications with members of the Board of Directors of the Issuer regarding various matters related to the Issuer, including discussions regarding the Issuer’s operations, business, strategies and strategic direction. These discussions have reviewed, and may continue to review, options for enhancing shareholder value through various strategic alternatives, improving the Issuer’s operational and financial execution, and general corporate matters.

Other than as described above, Mr. Cooperman does not currently have any plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although Mr. Cooperman reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider his position, change his purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing).

Item 5.  Interest in Securities of the Issuer

(a)    Mr. Cooperman may be deemed the beneficial owner of 77,886,720 Issuer Common Shares, which constitutes approximately 7.6% of the total number of Issuer Common Shares outstanding. This is based on a total of 1,027,626,237 Issuer Common Shares outstanding reported on the Company’s Form 10-K filed with the SEC for the year ended December 31, 2013. This consists of 12,558,165 Shares owned by Capital LP; 5,274,929 Shares owned by Investors LP; 5,552,654 Shares owned by Equity LP; 2,224,000 Shares owned by Credit LP; 14,048,767 Shares owned by Overseas; 11,632,500 Shares owned by Mr. Cooperman; 23,626,905 Shares owned by Managed Accounts; 600,000 Shares owned by Toby Cooperman; 250,000 Shares owned by the Foundation; 85,000 Shares owned by the Family Fund; 1,000,000 owned by Michael S. Cooperman; 1,000,000 Shares owned by the WRA Trust; and 33,800 Shares owned by Asher Silvin Cooperman.

(b)    Mr. Cooperman has sole voting power over 54,259,815 Issuer Common Shares beneficially owned by him, has shared voting power over 23,626,905 Issuer Common Shares beneficially owned by him, has sole dispositive power over 54,259,815 Issuer Common Shares beneficially owned by him, and has shared dispositive power over 23,626,905 Issuer Common Shares beneficially owned by him.

(c)    Except as set forth in this Item 5, Mr. Cooperman has not engaged in any transaction during the past 60 days in any Issuer Common Shares.

(d)    Not applicable.

(e)    Not applicable.

CUSIP Number 16934Q109

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in Item 4 of this Schedule 13D, to the best knowledge of Mr. Cooperman, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Cooperman and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

None.

CUSIP Number 16934Q109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LEON G. COOPERMAN

	By:	/s/ Alan M. Stark
	Name:	Alan M. Stark
	Title:	Attorney-in-Fact
Duly authorized under POA effective as of March 1, 2013
and filed on May 20, 2013.

Dated: February 24, 2014